Exhibit 3.2

BYLAWS

of

BBVA INTERNATIONAL PREFERRED, S.A.

PART I – GENERAL PROVISIONS

ARTICLE 1 – NAME: This company shall be called “BBVA INTERNATIONAL PREFERRED, S.A.” It shall be governed by the present bylaws, by the Spanish Companies Act, 22nd December 1989 and by any other applicable legislation.

ARTICLE 2 – CORPORATE OBJECT: The sole object of the company is the issue of preference securities and/or other financial instruments including any type of debt instrument, for placement in domestic or international markets in accordance with the second additional section of Act 13/1985 as provided in item 5 of the third additional section of Act 19/2003, 4th July, on the legal framework for capital transfers and business transactions with foreign countries and particular measures to prevent money laundering.

The company may perform the defined activities totally or partially, in an indirect manner, through holdings in other companies.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Activities for which the law establishes special requirements that are not met by this company are excluded. If the possession of a particular qualification, official appointment, academic accreditation or membership of a professional association is necessary to carry out any of the activities of which the corporate object is comprised, such activity shall only be carried out on behalf of the company, in the form of a business activity by a person who holds such qualifications or is a member of the association in question.

Activities for which the law establishes special requirements that are not met by this company, are excluded. This especially applies to activities connected with mutual investment organisations or with the securities market.

ARTICLE 3 – DURATION: The duration of the company shall be indefinite and it shall start operating on the day the corresponding deed of incorporation is signed. Nonetheless the general shareholders’ meeting (GSM) may at any time wind up, merge or divide the company provided this is carried out in accordance with the appropriate legal requirements and with the present bylaws.

If the law requires the company to be entered in a specific public register or some other condition in order to perform one of the operations mentioned in the previous article, the company may not commence that activity until the requirement in question has been legally fulfilled.

ARTICLE 4 – DOMICILE: The registered office of the company shall be at Calle Gran Via 1, Bilbao.

The company’s administrative governing body is empowered to open, close or transfer any type of office, agency or other premises and to move the registered office within the town where it is domiciled.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PART II – SHARE CAPITAL

ARTICLE 5 – CAPITAL: The capital of the company is sixty thousand one hundred and two euros (€60,102.-).

This is represented by ten thousand and seventeen (10,017) shares with a face value of six euros (€6). These shares are numbered consecutively from one to ten thousand and seventeen (1 – 10,017) inclusive and they are totally subscribed and paid up.

ARTICLE 6 – SHARES: The shares shall be represented by share certificates and these can be in multiples. They shall be issued in the form of books and must carry the notices required by law and be signed by an executive officer of the company, whose signature may be reproduced mechanically in the fashion described by legislation. This provision shall also apply to provisional receipts which shall carry the name of the party and to certificates of inscription where applicable. Shareholder shall be entitled to receive their share certificates free of cost.

Shares shall be registered (with the owner’s name) in the share register kept by the company. This register will be used to record any transfers, liens or encumbrances. The company shall only accept as a shareholder parties that are entered in this register. The company’s executive officers are entitled to insist that any transfer or lien be accredited in a verifiable manner. If the share certificates have not yet been delivered a shareholder is entitled to receive a certificate of inscription of the shares recorded in his name.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ARTICLE 7 – CAPITAL INCREASE AND DECREASE: The company’s capital may be increased or decreased following a resolution passed at a legally convened general shareholders meeting (GSM), in accordance with the legal requirements in each case.

The increase in the share capital may be made by issuing new shares or increasing the par value of existing ones. In both cases the exchange value of the increase in capital may consist both of new contributions, whether pecuniary or otherwise, to the company assets, including the set-off of credits against the company, and the conversion of reserves or profits which already appeared in the said assets.

In increases of share capital with the issue of new shares, whether ordinary or preference, the former shareholders and holders of convertible debentures may exercise, within the term granted for this purpose by the Company Administration, which will not be less than fifteen days from the publication of the announcement of the offer of subscription of the new issue in the Official Gazette of the Commercial Registry, the right to subscribe for a number of shares proportional to the par value of the shares held or those which would correspond to the holders of the convertible debentures if the option to convert were exercised at that time.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The preferential subscription right will be transferable on the same conditions as the shares from which it derives. In increases of capital charged to reserves, the same rule will apply to the rights of free allocation of the new shares.

The preferential subscription right will not apply when the increase of capital is due to the conversion of debentures into shares or the take-over of another company or part of the split-off assets of another company, and also when it is a case of non-pecuniary contributions including the set-off of credits.

In cases where the interest of the Company so requires, the General Meeting, when deciding on an increase of capital may resolve, subject to the requirements legally determined in Article 159 of the Business Corporations Act, the total or partial elimination of the preferential subscription right.

ARTICLE 8 – TRANSFER OF SHARE OWNERSHIP

1. Ownership of shares can be transmitted in any legal manner from the moment the company is entered in the appropriate Company Register or from the moment a capital increase has been likewise recorded (as applicable).

Foreign individuals or companies may subscribe or acquire the company’s shares in the terms and conditions established by current or future legislation.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

However shareholders proposing to transmit their shares inter vivos to a party that is not a shareholder, must inform the administrative governing body of the company in writing, indicating the share number, price, purchaser and other conditions.

Such notification of the intention to transmit shares shall have the same effect as an irrevocable offer of sale.

2. Within the space of ten calendar days from receipt of the notification, the administrative governing body shall send a copy thereof to all the other shareholders recorded in the share register on the day of sending, simultaneously and by urgent mail. These shareholders have 30 days from receipt of this notification to decide if they wish to purchase the shares in question. The notification will be sent to the address recorded in the share register.

3. Within five calendar days of the day on which the period available to the other shareholders for exercising their pre-emptive right of purchase expires, the administrative governing body shall divide the shares among those shareholders that have exercised this right in a timely and proper fashion, in proportion to their respective interests in the company.

4. If no shareholder exercises their pre-emptive right of purchase, the company shall be free, within 20 days of expiry of the above period, to either authorise the proposed transfer or to purchase the shares itself in the legal manner. At the end of the latter period and if neither shareholders nor the company make use of their pre-emptive rights, the shareholder shall be free for a period of three months from the end of this period to transfer the shares to the intended party under the stated conditions.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

If a pre-emptive right is exercised and in the event of any disagreement, the purchase price shall be the real value of the shares. This shall be determined by the company’s auditor. If the company is not obliged to appoint an auditor, the price shall be determined by a qualified person chosen by both parties, by restating and correcting the last approved balance sheet.

Transmissions made to a shareholder’s spouse, ascendants or descendants are not subject to limitation. This also applies to transmission authorised by the administrative governing body.

Any transmission that does not comply with the above requirements shall not be valid and the company shall not enter it in the share register.

When shares have been acquired by a non-shareholder as a result of a court case, government seizure, inheritance, allocation in the event of a liquidation process or as a donation, the same restriction shall apply with the same exceptions. The different periods concerned shall be calculated from the date the acquiring party notifies the company’s administrative governing body. However, for the company to reject entry in the share register it must present a willing purchaser to the requesting party or offer to purchase the shares itself for their real value at the time of inscription. This value will be determined by the company’s auditor and if it is not obliged to have an auditor, by one appointed by the Company Registrar in accordance with Section 64 of the Companies Act.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

If the company has not acted in the manner described above within two months of presentation of a request for authorisation, the transfer must be recorded.

The provisions of this article shall be likewise applicable to the transmission of preferential rights of subscription and share warrants.

ARTICLE 9 – SHAREHOLDERS’ RIGHTS: Under the terms established by law, with legally established exceptions, shareholders shall have the following minimum rights:

a) to participate in the payout against company earnings and the assets remaining after the company is wound up;

b) preferential subscription on new share or convertible bond issues;

c) to attend and vote at GSMs and to contest corporate resolutions.

d) information.

When shares are under usufruct or pledge, the shareholder is entitled to their voting rights, unless the deed constituting such rights attributes them to the usufructor or pledge and these are able to give sufficient proof of such title to the company’s administrative governing body.

PART III: CORPORATE GOVERNANCE.

ARTICLE 10 – CORPORATE BODIES: The company shall be governed by the general shareholders meeting and administered and represented by the administrative governing body that the GSM appoints.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Section 1. General Shareholders Meeting.

ARTICLE 11 – GENERAL SHAREHOLDERS MEETING: The general shareholders meeting is the meeting of all shareholders, duly convened and constituted. Its resolutions shall be binding on all shareholders, including those who have voted against them, were not present for the vote or abstained.

ARTICLE 12 – TYPES OF MEETING: GSMs may be ordinary or extraordinary and must be convened by the company’s administrative governing body.

The ordinary GSM must be held within the first six months of each year, to censure the company’s management, give approval, where forthcoming, of the accounts from the previous year and resolve on the application of earnings.

Any GSM that does not comply with the above shall be considered an extraordinary GSM.

The extraordinary GSM shall meet when the company’s administrative governing body so decides or when shareholders representing at least 5% of the share capital so request. Their request shall express the business to be put on the meeting’s agenda. In such event, the GSM shall be convened to be held within 30 days as of the date on which notice, certified by a notary, is given to the directors to convene it.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ARTICLE 13 – CALLING THE GSM: Ordinary and extraordinary GSMs must be convened in the form and with the exceptions established by law. They shall be convened by publication of a notice in the Official Gazette of the Company Registry and in one of the daily newspapers with highest readership in the province, at least 15 days prior to the date established for the meeting. The notice shall state the date on which the GSM shall foreseeably meet on second summons. There should be at least twenty-four hours between the first and second meeting. The notice shall state the business to be covered and in legally required cases, shall mention the shareholders’ right to examine the documents to be submitted to the GSM’s approval and the specialist reports, as per article 212 and similar in the Act. This right may be exercised in the company’s registered office or copies of said documents be obtained immediately and free of charge.

Notwithstanding the previous paragraph, the GSM shall be deemed to have been validly convened and constituted to deal with any business provided that all the share capital and attendees unanimously agree that the GSM be held.

ARTICLE 14 – QUORUM: The ordinary or extraordinary GSM shall be validly constituted on first summons when the shareholders present or represented by proxy own at least 25% of the subscribed capital with voting rights. On second summons, the GSM shall be validly constituted however much capital is represented.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The above notwithstanding, on first summons, there must be shareholders present or represented by proxy owning at least 50% of subscribed capital with voting rights and on second summons, 25% of said capital, in order for the ordinary or extraordinary GSM to validly resolve the issue of debt, the increase or decrease of share capital, the transformation, merger or division of the company and, in general, make any change to the bylaws. On second summons, the holders of two thirds of the capital present or represented in the GSM must vote in favour of the motion.

ARTICLE 15 – ATTENDEES: All shareholders are entitled to attend GSMs, however many shares they may hold. Any shareholder wishing to attend GSMs must be entered in the share register as owning the shares at least two days before the date on which the GSM is to be held, or must display, also at least two days before said date, a public deed proving purchase from the name appearing in the registry as holder.

All shareholders entitled to attend may be represented at the GSM by another person, even a non-shareholder. Written proxy must be given specifically for each GSM unless the proxy is a spouse, ascendant or descendent of the shareholder or has a general proxy, in a public deed, to administer all the wealth that the shareholder being represented has in Spain.

ARTICLE 16 – THE MEETING: GSMs, except universal GSMs, shall be held in the place where the company has its registered offices, and shall be chaired by the Chairman of the Board, should there be such, or in his/her absence, by the Deputy Chairman. The secretary shall be the Board Secretary and in his/her absence, the Deputy Secretary. Should the Board fail or refuse to attend, or should there be no Board of Directors, the GSM shall elect its own chairman and secretary.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The chairman shall direct the deliberations.

Each of the items on the agenda shall be put to vote separately. The resolutions shall be adopted by the majority of the shares present or represented at the GSM, except in cases where the law requires another majority. Each share entitles its holder to one vote.

ARTICLE 17 – POWERS: The GSM shall have the powers attributed to it under the Spanish Companies Act and, in general, all powers it may need for the normal, abnormal or extraordinary operation of the company to which law entitles it. The functions determined in article 95 of the Spanish Company Act are powers pertaining exclusively to the ordinary GSM. Any other business, reserved by law or in the bylaws as a GSM power, may be resolved by the GSM in ordinary or extraordinary meeting following compliance with legal requirements.

ARTICLE 18 – GSM MINUTES: The deliberations of ordinary and extraordinary GSMs shall be recorded on the minutes according to legal requirements and be signed by the Chairman and the Secretary or by whoever substitutes them. The minutes may be approved by the GSM itself immediately after it has been held, or else within fifteen days by the Chairman and two auditors appointed by the majority and another by the minority.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Section 2: On the administrative governing body.

ARTICLE 19 – COMPOSITION: The administration and representation of the company in court and out of court is the responsibility of the Board of Directors as a whole.

The Board of Directors shall comprise no less than three and no more than twelve directors. The GSM shall determine the exact number of directors. Shareholders may group together in the proportion required under article 137 of the Spanish Companies Act in order to appoint individuals to sit on the Board.

Without detriment to the powers of the GSM, the Board of Directors may appoint from amongst its members an executive committee one or several managing directors to whom it may confer administrative powers. This (or these) shall hold powers to represent the company jointly and severally within the necessary scope as established by article 129 of the Spanish Companies Act, and the scope specified in article 24 hereof, in the manner designated.

The director(s) appointed and, in any case, the Chairman, shall implement resolutions passed by the governing bodies.

ARTICLE 20 – REQUIREMENTS: Directors need not be shareholders and may be either individuals or organisations.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ARTICLE 21 – TERM OF OFFICE: The directors shall hold office for five years, and may be re-elected indefinitely for periods of the same maximum duration. Once five years have passed since appointment, the term of office shall expire when the next GSM is held or the legal deadline for holding the ordinary GSM has fallen due. Nonetheless, the GSM may relieve directors of their post at any time.

ARTICLE 22 – THE MEETING: The Board of Directors shall meet when corporate interest so requires, at the behest of the Chairman or any of its members. Should its members request a meeting, it shall be convened to meet within ten days as of said request. The Chairman or whoever stands in for him/her shall send out notice in writing, by telegram, fax, or by another media, addressed to each director with sufficient notice.

The Board of Directors shall be valid when half the members plus one are present or represented.

Any director may confer written proxy to any other director. Deliberations shall be effected on separate items and chaired by the Chairman. The favourable vote of an absolute majority of the directors attending the meeting will be required to adopt resolutions. In the event of a tied vote, the personal vote of the acting chairman shall be the casting vote. However, the favourable vote of two-thirds of the Board members shall be required to adopt resolutions permanently conferring Board powers to the Executive Committee or Managing Directors, and the appointment of the directors to occupy such positions.

If the GSM has not appointed them, the Board of Directors may appoint a chairman from amongst its members and, if it deems it appropriate, one or two deputy chairmans; also a secretary and, if deemed appropriate, one or two deputy secretaries, who do not need to be board members. The Board may also accept the resignation of its members; fill any vacant seats by co-opting shareholders until the first GSM is held after the seat falls vacant; and regulate its own operation where this is not expressly regulated by law or by these bylaws.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Resolutions shall be valid if they are in writing and no meeting is held if no member of the body opposes such procedure.

Board discussions and resolutions shall be recorded in the minutes, which shall be signed by the Chairman and the Secretary or whoever stands in for them.

ARTICLE 23 – REMUNERATION: A directorship is not a paid post.

ARTICLE 24 – POWERS: The administrative governing body designated shall have powers to represent the company within the necessary scope as established by article 129 of the Spanish Companies Act. It is also empowered in the broadest terms to direct, administer, dispose of assets and represent the company. It may take all kinds of actions and sign contracts, whether administrative, ordinary or extraordinary, for the disposal of or strict dominion over all kinds of assets, securities, money, commercial notes or mercantile establishments. This organic proxy shall consequently be extended to cover business, trading and banking and shall also cover measures for which explicit mention is usually required. Its powers shall be sufficient to encumber, mortgage, reach a settlement, borrow, decide to take out holdings in other companies, appeal judgements, make depositions at law, absolve positions and/or guarantee third-party businesses, without any limits other than those established by law.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The administrative governing body may, even if it is delegated, grant and revoke general or specific proxies with the powers that that it details, including that of totally or partially substituting it or passing on its proxy, according to law.

The filing of accounts, presentation of balance sheets to the GSM may not be delegated. Nor may the powers that the GSM has conferred on it without express authorisation to delegate them, or the powers that by their very nature or by law may not be delegated.

ARTICLE 25 – MINUTES AND THEIR FORMALISATION AS PUBLIC DEEDS.

1. The company shall keep a book or books of minutes, which shall record, at least, all the resolutions passed by the GSMs and other governing bodies of the company, should there be any, giving express information on the convening and constitution of the body, a summary of the items debated, the statements of those who have requested them to be on the record, the resolutions passed and the results of the votes.

Shareholders and persons who have attended the GSM in representation of non-attending shareholders, may obtain certification of the resolutions and of the minutes from the GSMs at any time.

2. The minutes shall be certified by the persons named under article 109 and similar in the Company Registry Regulations.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3. The corporate resolutions may be formalised as a public deed by the person empowered to certify them, by any member of the administrative governing body, without requiring express proxy, according to articles 108, 2 and 111 of the Company Registry Regulations, and by any person with sufficient powers regarding public deeds to do so.

Section 3: The Audit Committee.

ARTICLE 26 – THE AUDIT COMMITTEE.

The Board of Directors may create any committees it deems necessary to help it on issues within the scope of its duties, the better to fulfil its mandate.

The Board of Directors may have an Audit Committee to supervise the financial statements and exercise its control duties.

That Committee shall be created, when it will be required by the applicable legislation.

If created, this Committee shall have the powers and means it needs to exercise this duty for corporate matters and it shall comprise a minimum of three directors, appointed by the Board, the majority of whom shall be non-executive directors. The Committee shall appoint a chairman from amongst its non-executive directors. The chairman shall be replaced every four years, and may be re-elected one year after leaving the position.

The Committee shall have its own specific regulations, approved by the Board of Directors. These will determine its duties, and establish procedures to enable it to meet its commitments.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Audit Committee shall have, as a minimum, the following powers:

a) to report to the General Shareholders Meeting on issues that shareholders bring up there regarding matters within the scope of its powers.

b) to propose to the Board of Directors, for submission to the General Shareholders Meeting, the appointment of the Auditor of Accounts referred to in article 204 of the Spanish Company Act and, where applicable, the conditions under which they are to be engaged, the scope of their professional remit, and the termination or renewal of their appointment.

c) to supervise internal auditing services.

d) to know the financial information process and the internal control systems.

e) to maintain relations with the Accounts Auditor to receive information on any questions that could jeopardise the Accounts Auditor’s independence, and any others related to the process of auditing the accounts, as well as to receive information and maintain communications with the Accounts Auditor as established under the legislation on accounts audits and the technical auditing standards.

PART IV: FINANCIAL YEAR AND ANNUAL ACCOUNTS.

ARTICLE 27 – FINANCIAL YEAR: The company’s financial year shall end on the last day of each calendar year.

Within three months as of year end, the administrative governing body shall file the annual accounts, the management report and the proposed application of earnings. After the auditors have reviewed them and, where appropriate, given their report on them, shall be presented to the GSM.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The GSM shall resolve on the application of earnings, in strict compliance with all legal guidelines on reserves, provisions and/or amortisation. The administrative governing body may resolve to distribute interim dividends according to the limits and requirements established by law.

PART V: DISSOLUTION AND LIQUIDATION.

ARTICLE 28 – DISSOLUTION: The company shall be wound up on any of the grounds listed in article 260 and similar in the Act.

Should the grounds be that its net worth is less than half the capital, liquidation may be avoided by a resolution to increase or decrease equity or sufficiently reconstruct the net worth of the company. This regularisation shall be effective provided it is done before any court declares the company’s liquidation.

ARTICLE 29 – LIQUIDATION: The GSM, at the behest of the administrative governing body, shall appoint an uneven number of receivers and regulate the way in which the company’s assets shall be liquidated, divided and paid according to law.

UNIPERSONAL COMPANY.

ARTICLE 30 – APPLICABLE LEGAL REGIME: Since the company has one sole shareholder, it shall be subject to the provisions of Part XI of the Limited Liability Company Act.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

FINAL PROVISION

1. Preference securities issued by the company in pursuit of its corporate object shall not attribute any political rights to their holders, except in the exceptional cases established in the respective issue terms and conditions and according to the Second Additional Provision of Law 13/1985 according to the wording given in Law 19/2003, 4th July.

DISCLAIMER: The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.